November 14, 2014

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Lattice Semiconductor Corporation
Form 10-K for the fiscal year ended December 28, 2013
Filed March 11, 2014
File No. 000-18032

Dear Mr. Vaughn:

We have reviewed your letter of October 31, 2014 to us setting forth staff comments on the Lattice Semiconductor Corporation (“Lattice”) Form 10-K for the fiscal year ended December 28, 2013 (the “2013 Form 10-K”).

For your convenience, Lattice’s responses below have been keyed to your comments. Page numbers in the responses refer to the 2013 Form 10-K as originally filed.

General

1.
You state on pages 11 and 16 that Samsung Electronics Co. Ltd. accounted for 22% of your total revenue in 2013. We are aware of publicly-available information indicating that Samsung Electronics Co., Ltd. operates in Sudan and Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us whether Samsung Electronics Co., Ltd., or any distributor, OEM customer, or any other party has provided your products, technology, and related services to Sudan and Syria.

Response to Comment No. 1:

Upon receipt of the Staff’s comments, Lattice conducted a review of its sales to Samsung Electronics Co., Ltd. ("Samsung") and its export control practices, both generally as they relate to Sudan and Syria and with respect to Samsung. Lattice has no known past, current or anticipated contacts with Sudan or Syria, whether through Lattice or its subsidiaries, affiliates, distributors, partners, resellers or other direct or indirect arrangements. In addition, Lattice has not provided any products, technology or related services to Sudan or Syria, nor does it have or has it had any agreements, commercial arrangements, or other contacts with the governments of or commercial entities based in those countries or entities controlled by their governments. Further, Lattice does not plan to make any such sales or purchases or engage in any such transactions in the future.

With respect to Samsung, Lattice sells to Samsung one of the many components Samsung incorporates into its consumer handheld mobile phones and tablets. Samsung is a very large manufacturer of electronics for the consumer market and sells hundreds of millions of its products globally. Lattice has no actual control over where Samsung sells its products and Lattice is not in a position to comment on every jurisdiction where Samsung may sell its mobile phones and tablets.

All Samsung direct orders for Lattice’s parts are made by its U.S. subsidiary Samsung Electronics America, Inc. ("Samsung America"), regardless of the ultimate requested destination of the parts. At the request of Samsung America, Lattice has shipped parts to Samsung facilities primarily in China, Vietnam, and South Korea, and less frequently to India, the United States, and Slovakia. Lattice's standard terms and conditions of sale obligate Samsung America to strictly comply with United States export control laws and regulations. Lattice's terms and conditions state:

IMPORT AND EXPORT REQUIREMENTS - Buyer will not use, distribute, transfer, transmit, or otherwise export any products or technical information (even if incorporated into other products) acquired hereunder except in compliance with United States, Singapore and all other applicable export laws and regulations ("Export Laws") . . . Buyer warrants that the products purchased by Buyer . . . will not be re-exported or sold . . . to any sanctioned entities. Buyer further warrants that Buyer will comply in all respects with all applicable Export Laws . . .

Lattice’s terms and conditions are reiterated to Samsung America with every purchase order acknowledgment and every financial invoice provided to Samsung America.

Finally, some of the components are shipped to Samsung locations by Lattice’s third-party logistics provider JSI. Every shipment from JSI is accompanied by a statement on every packing list and commercial invoice as follows:

These products are subject to United States export controls. Diversion contrary to U.S. law is prohibited.

Samsung also places certain of its orders for these parts through Lattice distributors. Lattice's agreements with its distributors similarly provide that its distributors will not use, distribute, transfer, transmit or otherwise export any of Lattice's products or technical information (even if incorporated into other products) except in compliance with U. S. and all other applicable export laws and regulations. Lattice periodically engages with its distributors to emphasize the need to comply with export laws and monitors sales by distributors to assure appropriate compliance.

In sum, Lattice has no agreement, understanding or arrangement with Samsung or any distributor, OEM, customer or other party to have Lattice products, technology or related services provided to Sudan, Syria or any other country designated as a state sponsor of terrorism by the State Department or which is subject to similar U.S. economic sanctions and export controls (each, a "Prohibited Country"). Instead, as part of Lattice’s export compliance program, these parties are all informed, often through multiple means, that U.S. export laws and regulations are applicable to Lattice and its products. In particular, its customers are prohibited from providing Lattice products to a Prohibited Country.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 40

2.
We note your disclosures here about your foreign currency exchange rate risk. Please revise future filings to provide quantitative disclosure in accordance with one of the three disclosure alternatives set forth in Item 303(A)(5) of Regulation S-K.

Response to Comment No. 2:

Lattice will revise future filings to provide the requested quantitative disclosure regarding its foreign currency exchange rate risk, in accordance with and as required by Item 305(a).

Exhibits 31.1 and 31.2

3.
We note your Section 302 certifications filed as Exhibits 31.1 and 31.2 incorrectly refer to the Quarterly Report on Form 10-Q. Please file an amendment to your Form 10-K that includes the entire document and provides correct certifications in accordance with Item 601(B)(31) of Regulation S-K.

Response to Comment No. 3:

Concurrently with the filing of this letter, Lattice is filing Amendment No. 1 to the 2013 Form 10-K to include the corrected Section 302 certifications.

*****
In connection with responding to the staff’s comments, Lattice acknowledges that:

•	Lattice is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and

•
Lattice may not assert staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (503) 268-8000.

Sincerely,

Lattice Semiconductor Corporation

/s/ Joe Bedewi
Joe Bedewi
Corporate Vice President and Chief Financial Officer